

October 19, 2023

Kong Xiao Jun
Chief Executive Officer
China Foods Holdings Ltd.
2301A, 26 Harbour Road
Wanchai, Hong Kong

> **Re: China Foods Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-32522**

Dear Kong Xiao Jun:

We have reviewed your September 1, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 1 and the proposed language to be included in your submission. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV."

2. We note that you have reviewed certain public filings as well as your statement regarding the absence of foreign government representation on your board of directors in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain the basis for your statement regarding your board of directors. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

       Please contact Austin Pattan at 202-551-6756 or Jennifer Gowetski at 202-551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Conn Flanigan